UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 2, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated December 1, 2025.

Exhibit 2	Press Release entitled “Transaction in own shares” dated December 2, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated December 3, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated December 4, 2025.

Exhibit 5	Press Release entitled “Proposed Block Trade of ITC Hotels Shares” dated December 4, 2025.

Exhibit 6
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated December 4, 2025.

Exhibit 7	Press Release entitled “Completion of Block Trade of ITC Hotels Shares” dated December 5, 2025.

Exhibit 8	Press Release entitled “Transaction in own shares” dated December 5, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated December 8, 2025.

Exhibit 10	Press Release entitled “On track for FY25 delivery; Reaffirming 2026 guidance and announcing a £1.3bn share buy-back” dated December 10, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated December 9, 2025.

Exhibit 12	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Extension of Share Buyback Programme” dated December 10, 2025.

Exhibit 13	Press Release entitled “Transaction in own shares” dated December 10, 2025.

Exhibit 14	Press Release entitled “Transaction in own shares” dated December 11, 2025.

Exhibit 15	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification in accordance with UK Listing Rule 6.4.9R(2)” dated December 11, 2025.

Exhibit 16	Press Release entitled “British American Tobacco p.l.c. (BAT) – Committee Change” dated December 12, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated December 12, 2025.

Exhibit 18
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Quarterly Dividends for the year ended 31 December 2024: Payment No. 4 - February 2026 (the “February 2026 Dividend”) – South Africa Branch Register Finalisation Information” dated December 15, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated December 15, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated December 16, 2025.

Exhibit 21	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification in accordance with UK Listing Rule 6.4.9R(2)” dated December 16, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated December 17, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated December 18, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated December 19, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated December 22, 2025.

Exhibit 26	Press Release entitled “Transaction in own shares” dated December 23, 2025.

Exhibit 27
Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated December 23, 2025.

Exhibit 28	Press Release entitled “Transaction in own shares” dated December 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  January 2, 2026